December 5, 2014

Via EDGAR

Jeffrey Riedler

Christina De Rosa

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Adamis Pharmaceuticals Corporation

Registration Statement on Form S-3

Filed November 21, 2014

File No. 333-200447

Dear Mr. Fielder and Ms. De Rosa:

Adamis Pharmaceuticals Corporation (“Adamis”) is submitting this letter in response to comments raised in the Staff’s letter to Adamis dated December 1, 2014 (the “SEC Comment Letter”) regarding your review of the above-referenced registration statement on Form S-3 filed by Adamis. In this letter, we have included the comment from the SEC Comment Letter in italics followed by our response. We welcome any questions you may have about our response.

Exhibit 5.1

1.	Please revise the legal opinion filed as Exhibit 5.1 to the registration statement to include an opinion as to Delaware law.

Response to Comment 1:

In response to the Staff’s comment, we have filed a revised Exhibit 5.1 opinion with Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 to include an opinion as to Delaware law.

You may contact us at (858) 997-2400 if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Robert O. Hopkins

Robert O. Hopkins, Chief Financial Officer